Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) should be read in conjunction with the Company’s unaudited interim financial statements for the six months ended September 30, 2010 and the audited financial statements for the year ended March 31, 2010 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated November 23, 2010 and discloses specified information up to that date. Levon is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Levon Resources Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Levon is an exploration stage public company listed on the TSX Venture Exchange under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. The Company is a reporting issuer in British Columbia, Alberta and Ontario and its international ISIN number is CA 5279011020. The Company’s principal business activities are the exploration and development of natural resource properties.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Overall Performance

As at September 30, 2010, the Company had working capital of $10,954,835 as compared to working capital of $1,864,226 at March 31, 2010. The Company recorded a net loss of $3,652,445 for the six months ended September 30, 2010 as compared to $174,587 for the six months ended September 30, 2009. The Company had higher general and administrative expenses for the six months ended September 30, 2010, primarily attributable to the issuance of stock options granted during the six months, an increase in consulting and management fees, professional fees, office and shareholder relations activity.

Exploration

Cordero Silver, Gold, Zinc, Lead Project, Mexico

In February 2009, the Company signed a Letter of Intent with Valley High Ventures Ltd. (“Valley High”), whereby Levon would earn a 51% interest from Valley High by making a cash payment of US$10,000 (CDN$12,513) and by spending CDN$1,250,000 by the end of February 2013 with a first year commitment of CDN$250,000 to explore and develop their wholly owned Cordero-Sanson Property (“Cordero”) 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.

In February of 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Comino Rojo and others). The Cordero property consists of contiguous staked and optioned mining claims that now total about 20,000 hectares.  The land parcel covers a north porphyry belt and the Cordero Porphyry Belt to the south. Levon exploration to date has focused in the south.  The Cordero Porphyry Belt has a 15 km strike length and is 3 to 5 km wide. The belt consists of six mineralized intrusive (porphyry) centers including three newly discovered diatreme breccia complexes that have not been explored for large scale, bulk tonnage Ag, Au, Zn, Pb deposits in the past.  The Cordero Felsic Dome and La Ceniza Stock have been explored and developed for high grade Ag, Au, Zn and Pb veins, mined to the water table by shallow underground shaft workings.  The only past bulk tonnage deposit exploration has apparently been by Penoles and confined to the northeastern most Sanson Stock intrusive center for Mo and Cu deposits (data not available).

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Levon has designed and led the Cordero Joint Venture exploration.  By October 2009 three discovery core holes (economic grades over mineable widths) were drilled in Phase 1 drilling (a total of 8 core holes, 3,185 m).   The Phase 1 discovery holes are located within two intrusive centers of the newly defined, northeast trending Cordero Porphyry Belt.  The discoveries were made in the newly recognized Pozo de Plata Diatreme complex and the Cordero Porphyry target 1.3 km to the NE.

By January 2010 Levon had completed the required earn-in commitment. We then expanded the exploration program to Phase 2 drilling in order to offset Phase 1 discovery holes and continue outlying exploration.  In January, a second untested mineralized diatreme complex, Dos Mil Diez, was discovered by geologic mapping southwest of the Pozo de Plata diatreme discovery drill grid.  Follow up trenching and initial drilling established a zoned Ag, Au, Zn, Pb showing, cored by Au, As anomalies that warranted drill follow up.  Dos Mil Diez trench results included 60 m grading 0.953 g/T Au.  Follow up drilling of 6 holes in a fence across the gold zone indicates enriched surface Au values and some narrow bedrock gold values that still warrant exploration follow up.

In March a third diatreme complex within a volcanic caldera was found 7 km to the southwest of Dos Mil Diez.  The new Molina de Viento complex expands the Cordero Porphyry Belt from the original three known in early 2009 to the six aligned intrusive centers presently known.

By early June Phase 2 drilling was completed (52 core holes totaling 19,338 m, combined Phase 1 & 2 totals 22,523 m) and established both the Pozo de Plata and Cordero Porphyry discovery zones, which are open in all directions and require continued expansion and definition drilling.  Drill results confirm an important geologic feature of the discoveries in that silver, zinc and lead assays are generally associated directly with galena and sphalerite that is readily visible and logged in mineralized drill core.  The logged galena and sphalerite in the drill core, provides a real time, pre assay exploration success guide, and helps move the drills on the grid into areas of mineralized rocks.  The presence and grade of gold in the core is quantified only by the assays.

In June an airborne, magnetic, electromagnetic (“EM”) and radiometric survey was flown by Aeroquest of Ontario, Canada (1020 line km) over the entire Cordero Porphyry Belt.  The airborne survey was followed up by a ground gravity survey (McGee Geophysics, Reno, Nevada) to cover the Pozo de Plata and Dos Mil Diez diatreme complexes.  Integrated survey results with geologic mapping, soils and rock chip sampling results defined possible extensions of the Pozo de Plata discovery zone to the southwest of the drill grid, and six outlying targets for Phase 3 exploration drilling. The geophysical data was inverted in 3D, and the results integrated into the 3D Exploration Model. The data integration and targeting was processed in Gocad 3D pattern recognition software, which is state of the art, high end exploration software to optimize drill targeting.

In August, the Company signed a Joint Venture Agreement with Valley High which is effective April 1, 2010. As part of the Joint Venture Agreement, the Company has become the operator of the property.

In October, a Phase 3 follow up exploration and drilling program began, with the intention of expanding the discoveries, and providing initial tests of the six outlying mine-scale targets identified in Phase 2. Expanded mapping, sampling and geophysics, are aimed at identifying additional outlying mine-scale targets within the Cordero Porphyry Belt. Phase 3 is a $14M planned program, which includes 59,000 metres of core drilling.

Phase 3 core drilling began with two drills and now has three drilling 24 hours per day, seven days per week.  By mid- November, 24 Phase 3 drill holes had been completed (8,300 m), devoted to offset and delineation drilling in the Pozo de Plata Diatreme discovery, and the Cordero Porphyry discovery drill grids 1.3 km to the northeast.  Several initial exploration holes have been completed in outlying target zones.  Currently ALS Chemex assay results are being returned from their Vancouver labs, and the results are being compiled and interpreted.

Geology and Targeting

Silver, gold, zinc, lead and locally moly mineralization at Cordero is controlled by a series of volcanic and subvolcanic, Tertiary felsic igneous rhyolite, dacite porphyry, and granodiorite porphyry, intrusive complexes, emplaced into a Cretaceous sequence of interbedded limestone, calcareous mudstone, siltstone and sandstone. We have found barren and well mineralized micro diorite clasts within the Pozo de Plata Diatreme and as xenoliths in granodiorite porphyry in the Cordero Porphyry Zone, and the clasts are evidence of a mineralized diorite in the system, probably at depth since diorite is unknown at the surface.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

The project is located in rolling cattle country on private ranch lands, and accessed by a state highway and a network of well maintained ranch roads.

Cordero is within an emerging Chihuahua-Zactatecas regional trend of deposits, which includes Penasquito (GoldCorp), Camino Rojo (GoldCorp), Pitarilla (Silver Standard) and San Agustin (Silver Standard) and others.

Cordero lands include contiguous mining claims that cover 20,000 hectares (20 square kilometers).  There are two northeast trending porphyry belts on the Cordero property.  Exploration of the Company is centered on high priority targets in the Cordero Porphyry Belt in the southern part of the property.

Geologic mapping, soils and rock chip sampling, and geophysical surveys have expanded the strike length of the mineralized Cordero Porphyry Belt about 60% since 2009.  It now appears that all six intrusives in this area are mineralized and encompass significant targets for bulk tonnage Ag, Au, Zn, Pb type deposits.  Recognition of three mineralized diatreme complexes to the southwest of the active and past mines in the Cordero district significantly expands the untested exploration potential of the area.  The depth of exposure of the six porphyry centers within the Cordero Porphyry Belt vary systematically, from a shallow exposed porphyry stock in the northeast to progressively deeper intrusive centers toward the southwest.  This district scale pattern accounts for the three high level, poorly exposed diatreme complexes added to the southwest, and the more typical porphyry style mineralization exposed to the northeast.  Recognition of this geologically controlled geometry is guiding the district scale exploration.

Small scale active Ag mines are centered on bonanza vein zones within the margins of the Cordero felsic volcanic dome complex.  Miners produced from the surface down 49 to 100 m to the water table in shallow shafts, down the dip of the high grade vein zones.  Mineralization associated with outcropping vein zones hosted in rhyolite, dacite and granodiorite porphyry within the margins of the Cordero Volcanic Rhyolite Dome Complex.  Some silver ore also includes high grade contact replacement deposits in vein zones along contacts between the porphyries and their clastic carbonate country rocks.  Veins are typically narrow (1-2 m widths) and consist of swarms of discontinuous stringer vein zones, rather than through going tabular veins.  The vein zones generally have N50E strikes, vertical dips and can be traced through 200-500m strike lengths in open stopes, which are parallel to the strike of the Cordero Porphyry Belt.  Though a small 8 cell flotation mill was built in the past at the inactive La Luz mine, the lack of tailings indicates virtually no mill production.  All production is from high grade, direct shipping ore, which is shipped to a community mill in Parral with mill concentrates shipped to the Torreon smelter.  There are about 6 shaft mines active, the largest produces 10 tonnes/day.  The mines are manned by contract artesian miners working for two claim owners under option to the joint venture.  District and mine production figures are unknown.  The largest past mine in the District was the La Ceniza mine developed by ASARCO on direct shipping ore in the 1930’s and 1940’s.  The La Ceniza Mine also appears to have been a small scale open stope and shallow shaft mine on high grade Ag veins (production unknown).

Phase 1 and 2 drill results reveal four types of silver, gold, zinc and lead vein mineralization:

●	Type 1 – Narrow, high grade vein zone mineralization described in the small scale mining section above.

●
Type 2 – Diatreme breccia  mineralization: clasts, matrix and through going veins hosted by diatreme breccia  and mineralized rhyolite and dacite breccia dikes; sphalerite, argentiferous galena, minor silver sulfosalt minerals and pyrite, with rusty weathering carbonate gangue minerals and occasionally rhodocrosite.  Diatreme mineralization crops out in the Pozo de Plata Diatreme discovery and is exposed to 500 m depths in the discovery drill grid.

●
Type 3 - High grade, massive sulfide replacement type mineralization within the contact zones of porphyry intrusives;  coarse grained argentiferous galena, spalerite and lessor pyrite.  Type 3 mineralization is exposed only in drill holes in the Pozo de Plata Diatreme and was discovered in hole C10-31.  It represents a prime high grade mineralization target type.

●
Type 4 – Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits;  shalerite, marmotite, argentiferous galena, minor, very fine grained silver sulfosalt minerals (species not known), pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue and alteration minerals;  porphyry style pervasive and stockwork controlled and zoned alteration assembledges, from  green argillic, argillic, propyllitic, phyllic and potassic  alteration  toward the centers of the mineralized system, but with pervasive and vein, intergrown alteration minerals that include rusty weathering carbonate and rhodacrosite and calcite, often substituting for silica within the alteration assembledges.  The carbonate, rich alteration is displayed within the porphyry and diatreme mineralization (Types 2 and 4).  Best exposed in drill core of the Cordero Porphyry Zone and in weathered rocks at the surface in the Zone.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

The Pozo de Plata Diatreme Complex was recognized, mapped, trenched and initially drilled in 2009.  Hole C09-5 was a discovery hole and cut 152 m grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb within the mineralized diatreme.  The current Pozo de Plata offset drill grid (50 m offsets) has partially tested the down dip projection of Ag, Au, Zn and Pb anomalies in soils, rock chip and trench sampling results, as well as soils, altered diatreme exposures, trench geology and a 3D IP chargeability anomaly identified in a 2009 survey.  Results from trenches 1 through 4 illustrate the wide intervals of surface mineralization.

Phase 2 Pozo de Plata close spaced offset drilling was completed in an area that measures about 350 m NS by 300 m EW, with significant mineralization generally to depths of 300-500 m depths.  Scattered mineralized intercepts down to vertical depths of 500 m at the ends of some holes, indicate portions of the mineralized zone are open at depth. The mineralized zone is entirely open on strike to the north, south, west and perhaps east, and Phase 3 drilling is in progress to delineate the mineralization. Phase 3 holes continue to expand the deposit, which remains open toward and beyond the Josefina Mine Zone to the southeast.   Initial exploration holes in the Josefina Mine zone 450 m east of Pozo de Plata, also encountered ore grade mineralization within diatreme rocks and Phase 3 holes continue to offset the Phase 2 holes in the area.

Proposed Exploration

Levon’s 2010-2011 Phase 3 Cordero exploration and drilling includes planned 59,000 m of core drilling and exploration to define and initially test additional mine scale bulk tonnage Ag, Au, Zn, Pb targets.  Phase 3 is funded at CDN$14M.

Phase 3 goals are:

1.	Continued expansion, definition and delineation drilling of the Pozo de Plata Diatreme and the Cordero Porphyry discoveries;
2.	Completion of initial metallurgical testing, resource estimates and preliminary engineering studies on the Pozo de Plata Diatreme and Cordero Porphyry mineralization;
3.	Initiate the Cordero property engineering infrastructure and base line studies;
4.	Drill test the six outlying, mine-scale targets defined by Phase 2 exploration;
5.	Define and test any outlying diatreme type targets the newly recognized Molina de Viento Caldera Diatreme Complex at the southwest end of the belt; and
6.	Define and test any additional mine scale bulk tonnage Ag, Au, Zn, Pb targets within the Cordero Porphyry Belt.

Core drilling began on October 1, 2010 with two drills.  A third drill was added later in the month. HD Drilling, of Mazatlan, Mexico is the drill contractor. Planned Phase 3 drill hole categories include: 1) Offset definition (56 holes, 32,700 metres) 2) Deposit delineation (35 holes, 17,400 metres) and 3) Outlying exploration drill holes (16 holes, 8,800 metres).  Our immediate exploration goal is to drill additional discovery holes in outlying areas and initiate offset grid drilling with additional drills,

SJ Geophysics, Vancouver is currently conducting an expanded 3D induced polarization (IP) survey over the Molina de Viento, Dos Mil Diez, Pozo de Plata and La Ceniza stock intrusive centers, to identify areas of significant sulfide mineralization for drill testing.  Down hole IP is being laid out in the Cordero Porphyry Zone drill grid.

The project is under the direct supervision of Mr. Victor Chevillon, M.A., C.P.G., Levon’s Vice President of Exploration and Director. Mr. Chevillon is a qualified person within the context of National Instrument 43-101.

All Phase 1, 2 and 3 drill holes are HC core holes utilizing best industry practices.  The core is sawed (except in highly broken zones, where it is split) and sampled continuously through 2 m intervals on the Cordero site at a secure core storage facility.  ALS Chemex, Chihuahua takes custody of the samples at the core shed and delivers the samples to their Chihuahua labs for preparation.  ALS Chemex has the prepared sample pulps flown to Vancouver for assay analysis in the lab.  Levon employs a rigorous quality assurance and quality control (“QAQC”) program in the core drilling and sampling program comprised of control samples that include standardized material, blanks and sample duplicates.  AMEC Americas Ltd. (“AMEC”) has designed the QAQC protocol from a study they prepared.  Independent Mining Consultants, (IMC) Tucson, Arizona has provided an initial QAQC report for Phase 1 and 2 drill results and confirms the validity of the sample results.  M3 Engineering and Technology, Tuscon, Arizona is currently designing the engineering studies, including power, water availability analysis and a metallurgical testing program.  Phase 1 and 2 Drill Results

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Table 1 & Table 2.  Phase 1 and Phase 2 Cordero core drilling reported drill hole composite assays.

Table 1

Hole	Zone	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn%	Pb%	AgEq. (g/T)	Net Value ($US)	AuEq. (g/T)
C09-1	Pozo de Plata	0	70	70	29.14	0.08	0.25	0.15	46	$15	0.69
C09-2	Pozo de Plata	6	88	82	31.74	0.27	0.15	0.23	61	$21	0.92
C09-3	zordero Dome	72	92	20	88.34	0.14	1.90	1.69	202	$69	3.03
C09-5	Pozo de Plata	92	244	152	80.64	0.61	1.41	1.22	198	$67	2.98
C09-8	zordero Dome	190	256	66	17.33	0.02	1.45	0.08	64	$22	0.95
C10-9	Pozo de Plata	22	224	202	24.27	0.31	0.34	0.35	65	$22	0.97
C10-11	Pozo de Plata	4	264	260	45.77	0.34	0.44	0.61	98	$33	1.48
C10-11	Pozo de Plata	52	146	94	49.17	0.31	0.85	0.75	117	$39	1.75
C10-11	Pozo de Plata	204	230	26	18.17	0.63	0.08	0.23	69	$24	1.04
C10-12	Pozo de Plata	12	48	36	103.22	0.11	0.46	1.22	158	$54	2.39
C10-12	Pozo de Plata	62	76	14	26.00	0.15	0.30	0.40	51	$19	0.85
C10-12	Pozo de Plata	104	118	14	114.79	0.74	1.71	1.62	262	$89	3.92
C10-12	Pozo de Plata	152	184	32	39.31	0.22	0.92	0.65	100	$34	1.50
C10-14	Pozo de Plata	38	140	102	49.31	0.25	0.84	0.78	113	$38	1.70
C10-18	Pozo de Plata	8	250	242	47.05	0.26	0.73	0.69	106	$36	1.59
C10-22	Pozo de Plata	12	50	38	31.34	0.22	0.81	0.42	82	$28	1.23
C10-22	Pozo de Plata	104	138	34	28.37	0.14	0.47	0.46	65	$22	0.98
C10-23	Josephina	0	16	16	112.00	0.07	0.07	0.07	121	$41	1.81
C10-23	Josephina	118	128	10	416.50	0.13	4.80	1.76	617	$209	9.26
C10-23	Josephina	148	200	52	41.10	0.06	0.92	0.59	89	$30	1.34
C10-23	Josephina	214	261	46	16.10	0.02	0.90	0.44	57	$19	0.85
C10-23	Josephina	300	416	116	49.70	0.10	1.28	0.94	122	$41	1.82
C10-24	Pozo de Plata	no high intervals
C10-25	Josephina	8	16	8	68.30	0.02	0.30	0.10	81	$28	1.22
C10-25	Josephina	72	80	8	47.60	0.06	1.30	0.64	109	$37	1.63

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

C10-26	Pozo de Plata	0	18	18	16.30	0.25	0.09	0.46	49	$17	0.74
C10-26	Pozo de Plata	130	158	28	67.70	0.51	0.84	0.94	154	$52	2.31
C10-26	Pozo de Plata	224	270	46	148.90	0.45	2.04	1.99	297	$101	4.45
C10-26	Pozo de Plata	284	328	44	14.60	0.24	0.36	0.33	51	$17	0.76
C10-28	Pozo de Plata	28	46	18	37.80	0.11	0.66	0.57	81	$27	1.22
C10-28	Pozo de Plata	122	192	70	70.90	0.51	1.13	1.06	168	$57	2.53
C10-28	Pozo de Plata	278	300	22	14.00	0.20	0.30	0.28	44	$15	0.66
C10-30	Pozo de Plata	6	20	14	16.00	0.15	0.09	0.38	40	$13	0.60
C10-30	Pozo de Plata	136	322	186	28.10	0.22	0.51	0.43	70	$24	1.05
C10-30	Pozo de Plata	340	356	16	68.70	0.23	3.03	1.55	218	$74	3.27
C10-31	Pozo de Plata	14	32	18	29.40	0.18	0.21	0.38	58	$20	0.88
C10-31	Pozo de Plata	46	128	82	27.90	0.14	0.36	0.38	58	$20	0.88
C10-31	Pozo de Plata	158	272	114	126.00	0.49	0.93	2.18	249	$85	3.75
C10-31Incl	Pozo de Plata	186	212	26	410.10	1.06	2.92	7.06	772	$262	11.59
C10-32	Josephina	230	288	58	91.80	0.10	1.99	1.09	188	$64	2.83
C10-33	Pozo de Plata	12	58	46	21.00	0.09	0.20	0.28	40	$14	0.62
C10-33	Pozo de Plata	94	110	16	28.20	0.11	0.31	0.39	56	$19	0.84
C10-33	Pozo de Plata	124	198	74	65.90	1.04	0.80	1.28	196	$66	2.94
C10-33	Pozo de Plata	224	246	22	47.80	1.08	0.19	0.87	151	$51	2.26
C10-33	Pozo de Plata	284	328	44	21.10	0.13	0.18	0.33	44	$75	0.67
C10-34	Pozo de Plata	16	62	46	17.20	0.07	0.35	0.21	38	$13	0.57
C10-35	Pozo de Plata	Assays pending
C10-39	Pozo de Plata	32	168	136	69.60	0.52	0.91	0.97	159	$54	2.39
C10-39	Pozo de Plata	232	274	42	22.90	0.26	0.10	0.38	55	$18	0.81
C10-40	Pozo de Plata	Assays pending

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Table 2

Hole	Zone	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq.(g/T)*
C10-21		Composites below cut off
C10-27	Porphyry	88	96	8	21.3	0.042	0.52	0.22	46
		208	248	40	22.7	0.070	0.38	0.41	50
		276	292	16	20.5	0.005	2.77	0.40	113
		310	334	24	17.9	0.022	0.26	0.31	36
C10-29	Porphyry	70	82	12	60.6	0.490	0.61	0.35	121
		116	148	32	149.7	0.030	1.48	1.72	245
		164	182	18	10.9	0.000	1.11	0.05	44
		214	272	58	16.3	0.027	0.82	0.17	47
		288	318	30	21.7	0.028	0.33	0.13	37
		384	406	22	22.0	0.062	0.89	0.07	54
C10-35	Pozo de Plata	48	148	100	72.8	0.425	0.97	1.11	162
		168	202	34	33.7	0.158	0.40	0.49	70
		232	244	12	14.5	0.082	0.57	0.34	46
		324	336	12	17.4	-0.001	1.61	0.29	73
C10-36	Pozo de Plata	0	40	40	19.6	0.122	0.14	0.23	39
		88	106	18	26.4	0.146	0.41	0.32	57
C10-37	Pozo de Plata	22	30	8	47.5	0.167	0.38	0.43	82
		52	68	16	50.1	0.175	0.50	0.27	84
		94	128	34	96.7	0.370	0.91	1.40	189
C10-38	Porphyry	Composites below cutoff
C10-40	Pozo de Plata	30	68	38	31.4	0.160	0.33	0.31	61
		92	120	28	19.5	0.166	0.38	0.24	49
		144	162	18	40.6	0.139	0.10	0.61	71
		182	236	54	111.2	0.578	0.74	1.65	220

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

C10-42	Pozo de Plata	6	132	126	30.4	0.184	0.50	0.39	69
C10-43	Pozo de Plata	312	348	36	25.8	0.022	1.16	0.40	73
C10-44	Pozo de Plata	28	66	38	55.6	0.208	0.43	0.28	90
		96	110	14	15.0	0.078	0.21	0.14	30
C10-45	Pozo de Plata	0	38	38	82.4	0.036	0.10	0.06	90
		108	118	10	148.2	0.042	2.37	0.79	243
C10-46	Pozo de Plata	0	16	16	26.4	0.144	0.05	0.45	51
		96	140	44	18.9	0.055	0.20	0.25	36
		158	276	118	51.0	0.397	0.41	0.96	117
C10-47	Pozo de Plata	30	68	38	31.0	0.053	0.47	0.41	60
C10-48	Pozo de Plata	84	96	12	64.4	0.226	1.04	0.82	134
		110	122	12	58.4	0.268	0.37	0.92	114
		280	322	42	10.5	0.004	0.67	0.17	35
		334	358	24	7.6	0.004	0.77	0.22	37
		412	436	24	10.3	0.004	1.93	0.45	80
C10-49	Pozo de Plata	290	314	24	12.5	0.183	0.45	0.36	48
		356	370	14	61.3	0.062	0.41	0.28	86
C10-50	Pozo de Plata	148	208	60	14.9	0.108	0.24	0.21	35
		306	322	16	11.0	0.003	0.83	0.14	40
C10-51	Pozo de Plata	66	182	116	31.2	0.191	0.51	0.40	70
		250	284	34	11.1	0.010	2.23	0.31	86
C10-52	Pozo de Plata	0	10	10	36.5	0.039	0.18	0.28	53
		38	120	82	30.9	0.177	0.37	0.35	64
		166	218	52	18.0	0.028	1.28	0.39	69
C10-53	Pozo de Plata	38	64	26	107.3	0.467	1.46	1.28	218
		78	108	30	18.8	0.096	0.29	0.25	41
		292	302	10	22.6	0.001	2.83	1.06	136
C10-54	Pozo de Plata	46	58	12	102.6	0.180	0.56	1.33	170
		82	96	14	14.2	0.147	0.31	0.18	38
		118	166	48	39.1	0.141	0.65	0.63	86
		182	222	40	21.8	0.596	0.45	0.39	86
C10-55	Pozo de Plata	74	104	30	57.7	0.335	0.76	0.81	126
		142	202	60	49.3	0.497	0.54	0.78	121
		218	240	22	11.9	0.129	0.39	0.24	39
		254	266	12	31.8	0.080	0.70	0.56	74
C10-56	Pozo de Plata	2	18	16	12.7	0.101	0.16	0.23	31
		142	160	18	21.9	0.136	0.56	0.17	52
C10-57	Pozo de Plata	90	196	106	35.2	0.195	0.72	0.56	86
		242	276	34	18.0	0.125	0.73	0.30	56
C10-58	Pozo de Plata	2	150	148	26.0	0.094	0.24	0.31	48
		240	250	10	16.2	0.084	0.56	0.36	49
		318	336	18	13.3	0.003	1.29	0.41	63
		350	364	14	59.5	0.011	5.41	0.75	240
C10-59	Porphyry	14	28	14	1.7	0.040	2.40	0.01	75
		324	342	18	60.7	0.105	3.71	1.41	217
C10-60	Pozo de Plata	4	104	100	31.7	0.083	0.34	0.38	58
		228	290	62	22.3	0.012	2.05	0.43	96

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Table 3.  Key intervals of the trenches that exceed an approximately 10 ppm Ag cutoff are tabulated below.  The highest grade results from the Pozo de Plata trench are included for comparison..

Trench	From(m)	To (m)	Length(m)	Ag (g/T)	Au (g/T)	Zn (ppm)	Pb (ppm)
1	0	50	50	22.7	0.105	1999	4748
1	90	150	60	110.5	0.071	7045	18231
1	95	150	55	14.1	0.059	1707	722
2	0	75	75	18.2	0.022	1042	1123
2	205	255	50	32.0	0.022	805	1414
2	285	345	60	34.9	0.036	1753	3286
2	385	520	135	18.5	0.070	917	2174
3	70	115	45	20.7	0.067	1631	4081
4	20	60	40	11.1	0.063	162	557
Pozo	0	175	175	21.8	0.200	1555	1967

Early stage reconnaissance has partially defined the Molina de Viento Caldera Diatreme Complex 7 km further southwest that requires complete ground follow up and additional mapping, sampling and perhaps geophysics to define drill targets.

Northeast of the Pozo de Plata discovery disseminated and stockwork vein type porphyry mineralization (Type 4) has been discovered in the Cordero Porphyry Target 1.3 km NE of the Pozo de Plata drill grid (first in hole C09-8).  Hole C10-41 also intersected mineralized intrusion breccias, disseminated and stockwork vein, porphyry-type mineralization, in a northern part of the Cordero Porphyry Target through the entire length of the hole (503.45 m total hole length where the –60 degree angle core hole was lost in highly broken and mineralized fault zone).  Long assay intervals in C10-41 confirm the bulk tonnage nature of the mineralization.  A highlight in C10-41 drill hole  is 170 m grading 17.33 g/T Ag,  0.03 g/T Au,  0.638 % Zn, 0.438 % Pb (62.9 g/T Ag equivalent), which includes a higher grade interval of  64 m grading 28.4 g/T Ag, 0.033 g/T Au, 1.01 % Zn,  0.816 % Pb  (105.3 g/T Ag equivalent).   The mineralization is hosted within a series of intrusives in the vicinity of active bonanza silver underground workings.  The Cordero Porphyry target is open on strike and at depth and will require Phase 3 offset drilling and delineation, which is underway.

Exploration Potential

Cordero geology, metal assembledges, metal grades and scale of the properties mineralized centers appear to be most analogous with the Penasquito mine of GoldCorp.  We believe Cordero exploration results to date support this analogy and point to this scale of upside discovery potential.  Cordero is in the early discovery stage of exploration.  The current Phase 3 drilling program is aimed at verifying the Penasquito analogy.

For further details and maps of the Cordero project, please see our website: www.levon.com

Congress Property, British Columbia

The Company was engaged in the exploration of its Congress Property located on the north side of Carpenter Lake in British Columbia’s historic gold producing Bridge River region.  The Congress Property is a historic mining property that supported past high-grade gold vein production from three portal entry underground workings. The property covers 2,433 hectares (6,012 acres) and consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Since May 2007, Levon has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator. Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and has also led to several other new discoveries. Most of the relocated zones and new discoveries are found along the south side of the Gun Creek canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek is warranted.

In November 2007, the Company announced the approval of a 16-hole (5,000 metres) diamond drill program by the BC Ministry of Mines. The drill program has been designed to offset high grade surface gold showings discovered in September 2007, test the size potential of newly recognized porphyry gold controls on high grade stockwork vein zones, discovered in Gun Creek canyon in a northern part of the property and test the northern strike projection of the high grade Lou Gold Zone toward Gun Creek.

During 2008, the Company reopened the portal to the Goldbridge Tungsten mine and has been sampling the adit to determine future exploration.

In September 2008, the Company released the Congress Property, B.C. Drilling Summary Report including the 3 m wide intercept grading of 0.395 ounces per ton.  The drill holes tested part of the newly recognized Gun Creek dacite stock mapped in a northern part of the property for bulk tonnage gold deposits.  Three angle core holes (1,048 m total) confirm the presence of Au beneath gold showings prospected at the surface, which are associated with veins and veined zones.  Such vein zones have been explored and mined at the Congress and Howard mines in the past.  The holes confirm that the surface stockwork vein mineralized zones discovered by prospecting dacite porphyry dikes and sills, narrow down dip and along strike in the vicinity of the holes.

Industry standard core sampling procedures and quality control measures were applied to the core and the core samples.  The samples were boxed and shipped via UPS to Acme Analytical Laboratory Ltd. in Vancouver for analysis.  Acme Labs completed the 42 element mass spectrometry ICP analysis and Au on all the samples, any samples which returned >1ppm Au were fire assayed from a 30-gram pulp with a gravimetric finish.

The highest quality gold intercept cut in the holes is associated with veined zones 3 m wide grading 0.395 ounces per ton Au, (from 41 to 44 m hole depths).  This intercept is associated with vein quartz and disseminated Pyrite, Arseno Pyrite, Stibnite, Serecite, Carbonate altered Greenstone pillow basalt of the metamorphosed host rock sequence.

High grade vein potential and stockwork bulk tonnage gold potential remain to be tested in the vicinity of the best intercept and within the Gun Creek stock and its contact zone to the east of the 2007 drill holes.

Norma Sass Property, Nevada

In October 2008, the Company and Coral Gold Resources Ltd.’s wholly-owned U.S. subsidiary, Coral Resources, Inc. (“CRI”) entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in CRI’s and the Company’s interests in the Norma Sass Property, Nevada consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014.  Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying CRI and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out CRI’s and the Company’s joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

In October 2009, Barrick commenced the target delineation work followed by a drilling program. Barrick did extensive geological mapping and geochemical soil and rock sampling across the property in order to define locations for drilling. The drilling program consisted of two mud rotary holes with target depths on the order of approximately 1,800 to 2,000 feet to test structural and geochemical targets in the Lower Plate carbonate sequence, with the potential to go deeper as the rock dictates.  The drill contractor is Lang Exploratory Drilling of Elko, Nevada using an LM120 rig.  The program was expected to take six weeks.

In November 2009, the Company’s technical team visited with Barrick’s Cortez Gold Mines in Crescent Valley, Nevada, USA. The group examined the chips and core from Barrick’s recently completed hole, NS 09-01 at the Norma/Sass property.  The group also visited the NS 09-01 drill site.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Hole NS 09-01 was started in early October and drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres.  Hole NS 09-01 started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft.

In September 2010, Barrick elected to terminate the agreement.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral that is more readily mineable, afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Results of Operations

Six months ended September 30, 2010 compared with the six months ended September 30, 2009

General and administrative expenses

General and administrative expenses totaled $3,651,483 for the six months ended September 30, 2010 as compared to $184,138 for the six months ended September 30, 2009, an increase of $3,467,345.  The Company experienced a general increase in all activities with material increases of $3,100,726 in stock-based compensation, $141,000 in consulting and management fees, $69,678 in office occupancy, and $82,722 in professional fees. Other increases included $11,939 in listing and filing fees, $6,187 in shareholder relations, $13,112 in general exploration, $20,489 in salaries and $21,492 in travel expenses.

During the period, the Company has experienced a higher level of activity which results in an increase of administration costs. Stock based compensation expense was higher in the current period as a result of the issuance of stock options to directors, employees and consultants. Consulting fees was higher due to the addition of consultants assisting with the business development of the Company and an increase in management fees. The Company has leased premises in Mexico which has resulted in an increase to the office occupancy expense. During the period, the Company wrote down prepaid amounts for general exploration in Las Mesas, Mexico. Professional fees were higher due to the increase in legal fees associated with this increase in activity.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Loss for the period

Loss for the six months ended September 30, 2010 was $3,652,445 compared to a loss of $174,578 for the six months ended September 30, 2009, an increase of $3,477,867.  The main reason for this increase was the higher general and administrative expenses, as discussed above. This was offset by a change in the foreign exchange. In the prior year, there was a foreign exchange loss of $9,381 and in the current year, there was a gain of $3,530.

Three months ended September 30, 2010 compared with the three months ended September 30, 2009

General and administrative expenses

General and administrative expenses totaled $3,376,724 for the three months ended September 30, 2010 as compared to $87,380 for the three months ended September 30, 2009, an increase of $3,289,344.  The increase is a result of increases of $79,000 in consulting, $9,601 in listing and filing fees, $1,962 in general exploration, $45,996 in office occupancy, $54,246 in professional fees, $11,544 in salaries, $3,075,358 in stock based compensation and $11,709 in travel expenses.

Loss for the period

Loss for the three months ended September 30, 2010 was $3,376,724 compared to a loss of $87,380 for the three months ended September 30, 2009, an increase of $3,289,344.  The main reason for this increase was the higher general and administrative expenses, as discussed above, as well as a decrease in interest income of $2,276, and these were offset by an increase in foreign exchange of $11,361.

Summary of Quarterly Results

Period ended	Sept 30 2010 Q2	Jun 30 2010 Q1	Mar. 31 2010 Q4	Dec. 31 2009 Q3	Sept. 30 2009 Q2	Jun. 30 2009 Q1	Mar. 31 2009 Q4	Dec. 31 2008 Q3
Loss before other items	(3,376,724)	(274,759)	(395,712)	(165,935)	(87,380)	(96,758)	(92,042)	(78,259)
Net Income (Loss)	(3,380,783)	(271,662)	(382,167)	(174,147)	(82,354)	(92,224)	(103,512)	(74,556)
Basic Loss per Share	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

At this time the Company has no operating revenues.  Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at September 30, 2010 the Company had working capital $10,954,835 compared to working capital of $1,864,226 at March 31, 2010.

On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,514. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. The Company paid a cash commission of $525,026, equal to 5% of the gross proceeds of the brokered private placement and issued 1,066,720 broker warrants. In addition, the Company issued 1,066,720 broker warrants, exercisable at a price of $1.00 until August 31, 2011.

During the six months ended September 30, 2010, $587,245 was raised through the exercising of 1,374,250 warrants.

During the year ended March 31, 2010, $820,447 was raised through the exercising of 2,944,135 warrants and $180,000 through the exercising of 1,375,000 stock options.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

On January 7, 2010, the Company closed the final tranche of the non-brokered private initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 per share until December 31, 2010.

On December 31, 2009, the Company completed a brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850.  Each unit consists of one common share and one-half non-transferrable share purchase warrant.  Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.55 expiring December 31, 2010.  The Company paid commissions to the agents equal to 7% of the gross proceeds from the offering raised by the agents, paid by way of an aggregate of $94,735 in cash and an aggregate of 187,898 units.  The 187,898 units have the same terms as the units issued under the private placement.  The Company also issued to the agents an aggregate of 458,570 agent’s warrants equal to 7% of the aggregate number of units sold by the agents pursuant to the offering. The agent’s warrants are exercisable to purchase one common share of the Company at $0.55 per share for a period of one year expiring on December 31, 2010.

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.  Each unit consists of one common share and one-half non-transferrable share purchase warrant.  Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.35 expiring July 29, 2010.  The Company paid to certain arm’s length finders a finder’s fee equal to 7% of the funds raised ($42,336), plus Broker’s Warrants to acquire common shares of the Company equal to 7% of the number of units sold (264,600 broker warrants) at an exercise price of $0.35 per share for a period of one year expiring on July 29, 2010.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive and in order to maintain its interest the Company will be required to raise new equity capital in the future. Based on the Company’s current financial position, its plans for equity financing and its exploration plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the year. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Related Party Transactions

During the six months ended September 30, 2010, the Company paid, or made provision for the future payment of the following amounts to related parties:

-
$65,048 (2009 - $37,042) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

-	$75,000 (2009 - $15,000) was paid for management fees to a private company controlled by a director and officer of the Company;

-
$118,630 (2009 - $41,625) was paid for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $118,630 (2009 - $41,625) has been capitalized under resource properties and $Nil (2009 - $Nil) has been expensed under general exploration;

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

The amount due from a related party consists of $5,564 (March 31, 2010 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided and $57,536 (March 31, 2010 - $42,947) due from a private company controlled by a director and officer.

Amounts due to related parties as at September 30, 2010 include:

-	$30,100 (March 31, 2010 - $26,426) owed to Oniva;

-	$57,527 (March 31, 2010 - $56,788) owed to a public company related by way of common directors;

-	$70,673 (March 31, 2010 - $57,698) owed to private companies controlled by directors of the Company.

Amounts due are without stated terms of interest or repayment.

Disclosure of Management Compensation

During the six months ended September 30, 2010 $75,000 was paid to a Company controlled by the Chief Executive Officer for services as director and officer of the Company; $9,450 was paid to the Secretary for services as an officer of the Company; and $10,450 was paid to the Chief Financial Officer for services as an officer of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

Financial Instruments

The Company’s financial instruments consist of cash, security deposits, accounts receivable, investments, accounts payable and accrued liabilities, and due to related parties. The carrying values of these financial instruments approximate their fair values because of the short maturity of these financial instruments.

Future Accounting Changes

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (b) of the Company’s Consolidated Financial Statements:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

The Accounting Standards Board confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for the financial periods beginning on or after January 1, 2011, including comparative figures for the prior year.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

The Company will transition to IFRS effective April 1, 2011 and will be required to prepare a revised opening balance sheet as at April 1, 2010, and provide information that conforms to IFRS for comparative periods presented. Unaudited interim financial information prepared in accordance with IFRS will be provided starting in the first quarter of 2011 and will include comparative figures.

The Company is developing an IFRS changeover plan which will address the key areas such as accounting policies, financial reporting, information systems, education and training, and other business activities. The Company’s Financial Accountants are currently completing a detailed diagnostic of the Company’s accounts. Management’s assessment to date indicates that IFRS will affect the Company’s disclosures but does not expect there to be any major financial impacts on accounting policy or procedural changes. It is recognized that IFRS requirements, in particular related to the mining industry, are evolving in advance of the transition date and such changes may alter this preliminary assessment.

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.
The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the six months ended September 30, 2011 and earlier where applicable. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements; at this time, the impact of the transition to IFRS cannot be reasonably estimated.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Outstanding Share Data

The following is the Company’s outstanding share data as of September 30, 2010 and November 23, 2010:

Common Shares:  82,802,119 as of September 30, 2010 and 83,069,619 as of November 23, 2010

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Sept 30/10)	Number of Shares Remaining Subject to Options (Nov 23/10)
April 25, 2011	$0.21	350,000	350,000
October 2, 2011	$0.10	150,000	150,000
January 26, 2012	$0.18	25,000	25,000
September 14, 2012	$0.35	150,000	150,000
September 14, 2012	$0.50	50,000	50,000
April 28, 2014	$0.25	325,000	325,000
March 15, 2012	$0.70	300,000	300,000
January 28, 2015	$0.70	300,000	300,000
May 1, 2012	$0.85	100,000	100,000
May 1, 2012	$1.25	100,000	100,000
June 14, 2012	$0.85	100,000	100,000
June 14, 2012	$1.25	100,000	100,000
July 20, 2015	$0.65	700,000	700,000
September 3, 2015	$1.00	3,450,000	3,450,000
November 15, 2013	$1.25	-	500,000
November 15, 2011	$1.35	-	50,000
November 15, 2011	$1.50	-	50,000
November 15, 2011	$2.00	-	50,000
TOTAL:		6,200,000	6,850,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30/10)	Number of Underlying Shares (Nov 23/10)
March 27, 2010/2011	$0.15/$0.25	3,950,000	3,950,000
December 31, 2010	$0.55	3,089,949	2,822,449
February 29, 2012	$1.20	7,402,673	7,402,673
TOTAL:		14,442,622	14,175,122

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Broker’s Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30/10)	Number of Underlying Shares (Nov 23/10)
December 31, 2010	$0.55	229,285	229,285
August 31, 2011	$1.00	1,066,720	1,066,720
TOTAL:		1,296,005	1,296,005

Commitment

The Company has entered into two vehicle lease agreements. During the period, the Company purchased one of the vehicles as the lease had expired. The remaining lease expires in 2012 and the commitment for the next two years is as follows:

Amount
2011	$5,204
2012	$867

Internal Controls and Disclosure Controls over Financial Reporting

Since the Company is a Venture Issuer, it makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under National Instrument 52-109. The Company has filed the Venture Issuer Basic Certificates for the six months ended September 30, 2010.

Subsequent Events

Subsequent to September 30, 2010, the Company granted stock options for the purchase of up to 500,000 common shares at a price of $1.25 per share exercisable on or before November 15, 2013; 50,000 common shares at a price of $1.35; 50,000 common shares at a price of $1.50; 50,000 common shares at a price of $2.00 per share exercisable on or before November 15, 2011 to consultants of the Company.

Subsequent to September 30, 2010, 267,500 warrants were exercised for gross proceeds of $147,125.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 23, 2010.  Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

LEVON RESOURCES LTD.